Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the inclusion in this Registration Statement of NeOnc Technologies Holdings, Inc. on Amendment No. 1 to Form S-1 (File No. 333-284115) of our report dated February 22, 2024 with respect to our audits of the consolidated financial statements, which includes an explanatory paragraph as to NeOnc Technologies Holdings, Inc.’s ability to continue as a going concern, of NeOnc Technologies Holdings, Inc. as of December 31, 2023 and 2022 and for the years ended December 31, 2023 and 2022, which report appears in the Prospectus, which is part of this Registration Statement. We also consent to the reference to our Firm under the heading “Experts” in such Prospectus.

/s/ Marcum llp

Marcum llp

Philadelphia, Pennsylvania

January 30, 2025